Exhibit 99.1

Notes Exhibit to Form 5

(1)

In connection with a January 31, 2005 Share Purchase Agreement (the “Share Purchase Agreement”) dated and effective as of January 2, 2005 among the Issuer, YAC Corp., Techn-O-Laser Company, 3091503 Nova Scotia Company (“Acquiror”), Techn-O-Laser Global Company (“Acquiree”), 3091732 Nova Scotia Company and the shareholders of Acquiree, Issuer acquired through its subsidiary, Acquiror, all of the outstanding stock of Acquiree in exchange for stock, cash and future payment rights. In November 2005 the Issuer entered into an agreement with the Acquiree shareholders whereby the Issuer restructured its future payment obligations to such shareholders. Pursuant to the restructuring, the Issuer agreed to issue an aggregate of 3,272,397 shares to the Acquiree shareholders at a valuation of $0.70 per share. 2,312,494 of these shares were issued to 9144-6773 Quebec Inc., a company owned by Mr. Leveille. 9144-6773 Quebec Inc. subsequently assigned its rights to the 2,312,494 shares to a third party. The shares were issued on December 12, 2005. The shares assigned were purchased by the third party at a price of $0.14 per share.

(2)

In connection with the Share Purchase Agreement described in (1) above, Issuer acquired through its subsidiary, Acquiror, all of the outstanding stock of Acquiree in exchange for stock, cash and future payment rights. One of the Acquiree shareholders was 9144-6773 Quebec Inc., a company owned by Mr. Leveille. Pursuant to the Share Purchase Agreement, 9144-6773 Quebec Inc. received 4,593,333 Series I Exchangeable Shares of Acquiror which are convertible on a share for share basis into shares of Issuer’s common stock.